Colombier Acquisition Corp.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

June 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman
Lyn Shenk
Kate Beukenkamp
Donald Field

Re:	Colombier Acquisition Corp.
Amendment No.2 to Registration Statement on Form S-4
Filed June 15, 2023
File No. 333-271177

Ladies and Gentlemen:

Colombier Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 22, 2023, relating to the Registration Statement on Form S-4, filed by the Company with the Commission on June 15, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No.2 to Registration Statement on Form S-4 filed June 15, 2023

Q: What happens to the funds held in the Trust Account upon consummation of the Business Combination?, page 29

1.	We note your response to comment 3, including revisions to quantify your transactional (non-deferred underwriting compensation) and deferred underwriting compensation. However, we also note that your revisions removed disclosure regarding specific planned business development initiatives and operations to state generally in part (iii) that you will use the Trust Account for working capital and general corporate purposes. Please revise this section to provide greater detail to the extent possible regarding planned working capital and general corporate purposes. In this regard, we note that elsewhere throughout your disclosure you continue to discuss the combined company’s D2C and B2B product development initiatives. Further, to the extent possible, please revise specifically quantify this item.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 29-30 of the Registration Statement to include the requested information.

The Company hereby also transmits its response to the oral comments received from the Staff of the Commission on June 22, 2023 relating to the Registration Statement. Per discussions with the Staff, we have included in Exhibit A to this letter additional disclosure, including with respect to the Investment Company Act of 1940, as amended, that the Company intends to include in the Registration Statement to afford the Staff the ability to review such proposed language as soon as possible.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at mlaitner@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Colombier Acquisition Corp.

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Glenn Pollner
Andrew Alin
Judd Abramson
Wilmer Cutler Pickering Hale and Dorr LLP

Exhibit A

Proposed Disclosure for Registration Statement

To be added to the section entitled “Risk Factors-Risks Related to the Business Combination and Colombier”:

The SEC issued proposed rules relating to certain activities of SPACs. Certain of the procedures that we, a potential initial business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete our initial business combination and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with the SPAC Rule Proposals (as defined below) may cause us to liquidate the funds in the Trust Account or liquidate Colombier at an earlier time than we might otherwise choose.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating, among other things, to disclosures in SEC filings in connection with initial business combination transactions between SPACS such as us and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed initial business combination transactions; the potential liability of certain participants in proposed initial business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940 (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs. Certain of the procedures that we, a potential initial business combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing an initial business combination, and may constrain the circumstances under which we could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate Colombier at an earlier time than we might otherwise choose. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete a business combination and instead liquidate Colombier.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as Colombier could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a current report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete its business combination no later than 24 months after the effective date of the IPO Registration Statement.

If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete a business combination and instead liquidate. We intend to take such steps in the event that the proposed Business Combination is not consummated or in the event that Colombier, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with PSQ due to unforeseen events or due to a failure by Colombier or PSQ to satisfy or waive one or more of the remaining conditions to the Closing set forth in the Merger Agreement (which are limited, following satisfaction or waiver of certain conditions previously incorporated in the Merger Agreement, including the condition that, upon the Closing, Colombier have cash or cash equivalents of a specified dollar amount, as further described in the June Mutual Waiver Letter, as described in further detail elsewhere in this proxy statement/prospectus) (the occurrence of any of the foregoing events or circumstances, a “material delay”). Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account until the earlier of the consummation of a business combination or our liquidation. As a result, we may receive less interest on the funds held in the Trust Account than the interest we would have received pursuant to our original Trust Account investments, which could reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation.

The funds in the Trust Account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account at a bank until the earlier of the consummation of a business combination or the liquidation of Colombier. We intend to take such steps in the event that the proposed Business Combination with PSQ is not consummated or, in the event that Colombier, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with PSQ. However, the risks described herein exist even if no such material delay occurs or is determined to be reasonably likely to occur. Following such liquidation, we may receive less interest on the funds held in the Trust Account than the interest we would have received pursuant to our original Trust Account investments. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account could reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation.

The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, the greater the risk that we may be deemed to be an unregistered investment company, in which case we may be required to liquidate Colombier. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time and instead hold all funds in the Trust Account in an interest-bearing demand deposit account, which could further reduce the dollar amount our public stockholders would receive upon any redemption or our liquidation, and we expect to proceed with such steps in the event that that proposed Business Combination with PSQ is not consummated or in the event that Colombier, in its sole discretion, determines there to be a reasonable likelihood of a material delay to the consummation of the proposed Business Combination with PSQ. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

4